SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2016 and 2015

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2015

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Becton, Dickinson and Company

Savings Incentive Plan

Years Ended June 30, 2016 and 2015

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

Becton, Dickinson and Company

Savings Incentive Plan

Financial Statements and Supplemental Schedule

Years Ended June 30, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended June 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan at June 30, 2016 and 2015, and the changes in its net assets available for benefits for the year ended June 30, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of Becton, Dickinson and Company Savings Incentive Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

November 23, 2016

Becton, Dickinson and Company

Savings Incentive Plan

Statements of Net Assets Available for Benefits

	June 30
	2016	2015
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (2,484,532 shares and 2,667,715 shares, respectively)	$421,351,782	$377,881,830
Common collective trusts:
SSgA S&P 500 Index Securities Lending Series Fund – Class I	351,156,926	344,752,255
SSgA S&P MidCap Index Non-lending Series Fund – Class A	218,347,477	224,878,043
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	85,447,540	97,131,547
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	103,920,169	116,663,310
BlackRock Life Path Retirement	79,814,682	80,369,827
BlackRock Life Path 2020	169,455,314	172,342,568
BlackRock Life Path 2025	5,494,134	—
BlackRock Life Path 2030	111,753,251	109,844,434
BlackRock Life Path 2035	2,500,621	—
BlackRock Life Path 2040	74,667,235	70,912,714
BlackRock Life Path 2045	837,876	—
BlackRock Life Path 2050	23,424,511	23,001,735
BlackRock Life Path 2055	620,502	—
BlackRock Life Path 2060	473,372	—
Cash equivalents	19,569,988	15,266,749

Total investments at fair value	1,668,835,380	1,633,045,012
Investment contracts at contract value	451,463,789	428,617,320

Total investments	2,120,299,169	2,061,662,332
Notes receivable from participants	36,108,429	36,289,828
Other	7,336	573

Total assets	$2,156,414,934	$2,097,952,733
Liabilities
Investment management fees payable	830,831	998,504

Total liabilities	830,831	998,504

Net assets available for benefits	$2,155,584,103	$2,096,954,229

See accompanying notes.

Becton, Dickinson and Company

Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2016

Additions
Participants’ contributions	$85,856,352
Rollover contributions	10,100,172
Company contributions	37,890,233
Assets merged into Plan	2,465,058
Interest income	11,471,293
Dividends	6,614,550

154,397,658
Deductions
Distributions to participants	171,673,798
Administrative expenses and other	2,154,223

173,828,021
Net appreciation in fair value of investments	78,060,237

Net increase in net assets available for benefits	58,629,874
Net assets available for benefits at beginning of year	2,096,954,229

Net assets available for benefits at end of year	$2,155,584,103

See accompanying notes.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements

June 30, 2016

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the Company) and the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of June 30, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Plan participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (synthetic GICs) on behalf of the Plan. These investment contracts are recorded at contract value (see Note 4 and below). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to early adopt ASU 2015-07 and, accordingly, the presentation of the financial statements and notes herein have been changed to reflect such adoption.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no transaction costs to themselves, to become shareholders of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $18,000 for 2016 and 2015 respectively, plus a catch-up contribution of $6,000 for participants age 50 and older for 2016 and 2015.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Plan authorizes the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures. The Board of Directors of the Company may, within prescribed limits, alter the amount of matching Company contributions under the Plan on a prospective basis.

Employee contributions can be in either before-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state and local taxes are withheld. Taxes are then deferred until the employee withdraws the before-tax 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that such earnings or contributions are distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

State Street Bank & Trust Company (State Street Bank) was the Plan’s Trustee for 2015 and 2016. State Street Global Advisors (SSgA) is the investment manager of the S&P 500 Index Securities Lending Series Fund – Class I, the S&P Mid Cap Index Non-Lending Series Fund Class A, the Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I, the Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I, and the Becton, Dickinson and Company Common Stock Fund. Invesco Advisors, Inc. is the investment manager of the stable value fund which is a separately managed account for the Plan investing in Synthetic GICs. BlackRock is the investment manager of the Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2025 Fund, Life Path 2030 Fund, Life Path 2035 Fund, Life Path 2040 Fund, Life Path 2045 Fund, Life Path 2050 Fund, Life Path 2055 Fund, and Life Path 2060 Fund. Collectively these are the funds of the Plan (Funds).

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. Effective March 23, 2009, the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds do not need to be reallocated. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund. The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	–%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of June 30, 2016 and 2015, were approximately $505,000 and $169,000, respectively. For the year ended June 30, 2016, forfeitures used to reduce employer matching contributions were $1,077,000.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend any of the funds established pursuant to the Plan. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account otherwise the account will remain active until the earlier of the date they turn age 65 or their death.

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair as described below.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The Plan’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair market value of the Plan’s investments. The Investment Committee reports to the Audit Committee of the Company. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contacts, economics conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2016. During fiscal year 2016 there were no significant transfers of assets between Levels 1, 2 and 3.

	Assets at Fair Value as of June 30, 2016
	Level 1	Level 2	Level 3	Total
Investments measured at net asset value(1)	—	—	—	1,227,913,610
Cash equivalents	19,569,988	—	—	19,569,988
Company common stock	421,351,782	—	—	421,351,782

Total investments at fair value	$440,921,770	—	—	$1,668,835,380

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2015.

	Assets at Fair Value as of June 30, 2015
	Level 1	Level 2	Level 3	Total
Investments measured at net asset value(1)	—	—	—	1,239,896,433
Cash equivalents	15,266,749	—	—	15,266,749
Company common stock	377,881,830	—	—	377,881,830

Total investments at fair value	$393,148,579	—	—	$1,633,045,012

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

(1)	The common collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. This category includes large-blend and mid-cap blend funds (invested primarily in US common stocks), funds invested in a variety of international stocks among developed and emerging markets, investments in highly diversified funds with target-date portfolios for investors who have a specific date in mind for retirement or other goals (mix of US common stocks, non-US stocks, bonds and cash). There are currently no redemption restrictions on these investments.

4. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 14, 2013, confirming that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). As a tax-qualified plan, the Plan’s related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. A tax qualified plan is required to operate in conformity with the Code to maintain its tax qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is tax-qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related-Party Transactions

During the year ended June 30, 2016, the Plan purchased and sold 19,700 and 202,883 shares respectively, of the Company’s common stock and recorded $6,614,550 in dividends on the common stock from the Company. Also, State Street funds of the Plan are managed by the Plan trustee, State Street, whereas, Black Rock funds are managed by Black Rock manager. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2016 and 2015 to the Form 5500:

	June 30, 2016	June 30, 2015
Net assets available for benefits per the financial statements	$2,155,584,103	$2,096,954,229
Less: Amounts allocated to withdrawing participants	(846,932)	(398,637)
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	$—	$12,107,649

Net assets available for benefits per the Form 5500	$2,154,737,171	$2,108,663,241

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended June 30, 2016, to net income plus transfers per the Form 5500:

Net increase in net assets per the financial statements	$58,629,874
Less: Prior year adjustment from fair value to contract value for fully benefit-responsive contracts	(12,107,649)
Less: Net change in amounts allocated to withdrawing participants	(448,295)

Net income plus transfers per the Form 5500	$46,073,930

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

As discussed in Note 4, the fully benefit-responsive contracts are reported at contract value per ASU 2015-12. The Form 5500 measured fair value in a different manner at June 30, 2015.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

9. Assets Merged into the Plan

During the Plan year ended June 30, 2016, assets of approximately $2,465,058 were transferred into the Plan from the Difco Laboratories 401(k) Plan.

10. Subsequent Events

Effective January 1, 2017, there will be a merger of CareFusion Corporation 401(k) Plan with the Plan. Additionally, the Plan year will change from a 12 month period beginning July 1 to a 12 month period beginning January 1 with a short plan year from the period beginning July 1, 2016 and ending December 31, 2016. There will also be a change in the Plan record-keeper from Aon Hewitt to Fidelity Investments effective January 1, 2017.

Supplemental Schedule

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

June 30, 2016

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment		Number of Units Shares	Fair Value
*	State Street Global Advisors
	Becton, Dickinson and Company Common Stock	2,484,532	$421,351,782
*	State Street Global Advisors
	S&P 500 Securities Lending Series Fund – Class I	3,714,735	351,156,926
*	State Street Global Advisors
	S&P MidCap Index Non-Lending Fund – Class A	17,819,361	218,347,477
*	State Street Global Advisors
	Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	52,048,464	85,447,540
*	State Street Global Advisors
	Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	44,909,499	103,920,169
	BlackRock
	Life Path Retirement	4,831,302	79,814,682
	Life Path 2020	10,642,580	169,455,314
	Life Path 2025	521,783	5,494,134
	Life Path 2030	7,163,130	111,753,251
	Life Path 2035	237,328	2,500,621
	Life Path 2040	4,872,140	74,667,235
	Life Path 2045	79,626	837,876
	Life Path 2050	1,396,746	23,424,511
	Life Path 2055	58,919	620,502
	Life Path 2060	44,926	473,372
	Cash equivalents		19,569,988

	Total investments at fair value		1,668,835,380

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment	Contract Value
Investment contract at contract value
Voya Retirement & Annuity
GIC #60396-A, due at 1.86%	$41,183,391
Voya Retirement & Annuity
GIC #60396-B, due at 1.76%	41,017,823
Prudential Insurance Co.
GIC #GA-62465, due at 2.61%	109,140,013
Metropolitan Life Insurance
GIC #GAC-32593, due at 2.40%	54,822,930
RGA GIC	103,601,363
GIC BECTIN-0812-01, due at 2.19%
Transamerica	101,698,269
GIC #MDA 00591TR due at 2.22%

Total investment contracts at contract value	451,463,789
Notes receivable from participants and Other	36,115,765

Assets held at end of year	$2,156,414,934

Becton, Dickinson and Company

Savings Incentive Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Becton, Dickinson and Company, Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and Company Savings Incentive Plan

Date: November 23, 2016	/s/ Greg Rodetis Member, Investment Committee

Becton, Dickinson and Company

Savings Incentive Plan

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm